Exhibit 12.1

BWAY Parent Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Predecessor						Successor	Predecessor	Successor
	Year Ended October 2, 2005	Year Ended October 1, 2006	Year Ended September 30, 2007	Year Ended September 28, 2008	Year Ended September 27, 2009	Period from September 28, 2009 to June 15, 2010	Period from June 16, 2010 to September 30, 2010	Three Months Ended December 31, 2009	Three Months Ended December 31, 2010
				(Dollars in Millions)
Earnings
Income (loss) before income taxes and cumulative effect of change in accounting principle	$19.9	$18.5	$(2.2)	$13.2	$34.7	$(52.8)	$(11.9)	$0.9	$(23.7)

Fixed Charges (see below)	36.4	39.0	42.7	39.8	39.2	28.2	17.0	9.9	18.2

Total earnings available for fixed charges	$56.3	$57.5	$40.5	$53.0	$73.9	$(24.6)	$5.1	$10.8	$(5.5)

Fixed Charges
Interest expense	$30.6	$33.2	$36.7	$33.6	$31.1	$20.6	$14.5	$7.3	$15.5
Amortization of debt issuance costs	2.1	2.2	2.1	2.1	2.2	1.5	1.1	0.5	1.2
Amortization of debt discount	–	–	–	–	2.0	3.2	0.2	1.1	0.2
Estimated interest component of rental expense	3.7	3.6	3.9	4.1	3.9	2.9	1.2	1.0	1.3

Total fixed charges	$36.4	$39.0	$42.7	$39.8	$39.2	$28.2	$17.0	$9.9	$18.2

Ratio of earnings to fixed charges (1)	1.5x	1.5x	N/A	1.3x	1.9x	N/A	N/A	1.1x	N/A

(1)	For the year ended September 30, 2007, for the periods from September 28, 2009 to June 15, 2010 and June 16, 2010 to September 30, 2010, and for the three months ended December 31, 2010, our earnings were insufficient to cover fixed charges by $2.2 million, $52.8 million, $11.9 million and $23.7 million, respectively